SSLJ.com Limited Reports Fiscal Year 2017 Financial Results

WUHAN, April 17, 2018 /PRNewswire/ — SSLJ.com Limited (NASDAQ: SSLJ) (the "Company" or SSLJ), a vertically integrated O2O home decoration service and product provider in China, today announced its financial results for fiscal year ended December 31, 2017.

Mr. Wei Zheng, Chairman and Chief Executive Officer of SSLJ commented, "We are pleased to report strong financial results for the fiscal year ended December 31, 2017. The previous year was a transformative period for SSLJ as we expanded our operations throughout China and added new revenue segments. In 2016, 91% of our home improving and furnishing products revenue came from our Wuhan, Shenzen, and Shanghai offices, as compared to 63% in 2017 as we strengthened our sales teams in all branches throughout mainland China. Further, we started generating revenues from two additional segments, advertising income from merchants and sales of smart home products and materials as we continue to develop our platform. Accounting for the revenue from our home improvement and furnishing projects, as well as the two new revenue segments, SSLJ saw an impressive 201% increase in revenue and a 133% increase in gross profit from the previous year.”

Mr. Zheng added, "We have achieved substantial accomplishments in 2017 to expand the influence of our brand, develop our strategy, and integrate smart technology into our service offerings. Overall, we achieved strong operating momentum in the 2017 fiscal year which we hope will continue. We believe that with the launch of our new smart home services and associated online store, and our increased marketing efforts in 2017 including an endorsement agreement with celebrity and online marketing campaigns on third party websites and search engines, we have laid down a solid foundation for growth in 2018. The following events also complement the aforementioned efforts, where we completed our IPO in two closings, on January 31, 2018 and February 2, 2018, and entered into new cooperation agreements with key partners including JD.com, the largest e-commerce company and retailer in China, Hubei Rural Credit Cooperatives, the largest credit union in Hubei Province, and Tianmen Han Da Tech Co., Ltd., a leading construction and e-commerce platform company in China, as disclosed in previous press releases. Looking ahead, we will continue our mission to develop an optimal experience for our potential customers looking to decorate or redecorate their living spaces.”

Fiscal Year 2017 Financial Highlights

	For the Years Ended December 31
($ millions, except per share data)	2017	2016	% Change
Revenue	16.32	5.42	201.1%
Home improving and furnishing projects	10.49	5.42	93.5%
Sales of smart home products and materials	3.91	-	NM
Advertising	1.92	-	NM
Gross profit	1.41	0.61	133.2%
Gross margin	8.7%	11.2%	-2.5%
Income (loss) from operations	-23.54	-12.82	NM
Operating margin	-144%	-236%	NM
Net income (loss) attributable to SSLJ.com	-23.72	-13.18	NM
Earnings (loss) per share	-0.59	-0.32	NM

●	Revenues increased by 201.1% to $16.32 million for the fiscal year ended December 31, 2017 from $5.42 million for the same period of last year, mainly due to increase in contract revenues of home improving and furnishing projects in terms of number of contracts completed and average revenue per contract; and new sales of smart home products and materials as well as advertising services.
●	Gross profit increased by 133.2% to $1.41 million for the fiscal year ended December 31, 2017 from $0.61 million for the same period of last year. Gross margin decreased by 2.5 percentage points to 8.7% from 11.2% for the same period of last year, mainly due to lower margin in home improvement and furnishing projects as we offered more incentives to our subcontractors in the first half of 2017.
●	Net losses attributable to SSLJ were $23.72 million or $0.59 per basic and diluted share, and $13.18 million or $0.32 per basic and diluted share for the fiscal year ended December 31, 2017 and 2016, respectively. The net loss reflects the significant operational costs incurred due to rapid expansion including additional rent paid by new branches and expenses associated with setting up additional sales teams. During the year ended December 31, 2017, a net loss incurred mainly due to significant efforts devoted to advertising activities in the second quarter of 2017 to promote our home furnishing service together with increased effort in building up the research and development department so as to develop more smart home products to widen our products range which are sold through online stores and distributors.

Fiscal Year 2017 Financial Results

Revenues

Revenues for the fiscal year ended December 31, 2017 increased by $10.90 million, or 201.1%, to $16.32 million from $5.42 million for the same period of last year, mainly due to increase in contract revenues of home improving and furnishing projects and new sales of smart home products and materials as well as advertising services.

	For the Years Ended December 31
	2017		2016		Y/Y Change
($ millions)	Revenues	% of Total	Revenues	% of Total	Amount	% of Change
Home improving and furnishing projects	10.49	64.3%	5.42	100%	5.07	93.5%
Sales of smart home products and materials	3.91	23.9%	-	0%	3.91	NM
Advertising	1.92	11.8%	-	0%	1.92	NM
Total	16.32	100%	5.42	100%	10.90	201.1%

Revenue from home improving and furnishing projects increased by $5.07 million, or 93.5%, to $10.49 million for the fiscal year ended December 31, 2017 from $5.42 million for the same period of last year, mainly due to (i) more projects were completed in fiscal 2017; and (ii) increase in average revenue per contract.

Prior to June 2017, the Company was solely in the business of providing home improvement and home furnishing services and starting from June 2017, the Company started selling smart home products and materials as well as provides advertising service to merchants. Revenues from sales of smart home products and materials as well as advertising services were $3.91 million and $1.92 million, respectively, for the fiscal year ended December 31, 2017.

Cost of sales

Total cost of sales increased by $10.09 million, or 209.3%, to $14.91 million for the fiscal year ended December 31, 2017 from $4.82 million for the same period of last year, mainly due to the significant expansion of business in 2017. Cost of revenues of home improving and furnishing projects increased by $4.79 million, or 99.4%, to $9.61 million for the fiscal year ended December 31, 2017 from $4.82 million for the same period of last year, mainly due to more contracts being completed in fiscal 2017 compared to last year. Cost of smart home products and materials as well as advertising services were $3.40 million and $1.90 million for the fiscal year ended December 31, 2017.

Gross profit and Gross Margin

Gross profit increased by $0.81 million, or 133.2%, to $1.41 million for the fiscal year ended December 31, 2017 from $0.61 million for the same period of last year. Overall gross margin decreased by 2.5 percentage points to 8.7% for the fiscal year ended December 31, 2017, compared to 11.2% for the same period of last year, due to lower margin in home improvement and furnishing projects as we offered more incentives to our subcontractors in the first half of 2017.

Gross margin for home improving and furnishing projects was 8.4% for the fiscal year ended December 31, 2017, compared to 11.2% for the same period of last year. Gross margins for smart home products and materials as well as advertising services were 13.1% and 1.3%, respectively, for the fiscal year ended December 31, 2017.

Operating expense

General and administrative expenses increased by $2.25 million, or 95.3%, to $4.61 million for the fiscal year ended December 31, 2017 from $2.36 million for the same period of last year. The increase in general and administrative expenses was primarily attributable to significant business expansion, including opening new branches and expanding operations of existing branches. In fiscal 2016, 8 branches were opened with 4 branches just in a trial operating period starting in the second half of fiscal 2016, while there were 9 operating branches in fiscal 2017. As a result, the associated salaries and benefits, rental expenses, office expenses, recruitment expenses and depreciation almost doubled from last year.

Selling expenses increased by $8.56 million, or 81.2%, to $19.10 million for the fiscal year ended December 31, 2017 from $10.54 million for the same period of last year, primarily due to significant business expansion starting from the second half of 2016, in connection with which, more new branches and more showrooms were opened, intense advertising activities were conducted, and more sales personnel were hired. More showrooms and sales teams were set up to expand the home improvement service sector.

Research and development expenses increased by $0.73 million, or 140.4%, to $1.25 million for the fiscal year ended December 31, 2017 from $0.52 million for the same period of last year. Our research and development department was set up in the second half of fiscal 2016 and is mainly engaged in research and development activities on improvement of our mobile applications, software systems and development of new smart home products. Less research and development expense in fiscal 2016 was due to limited operating period.

Loss from operations

Loss from operations was $23.54 million for the fiscal year ended December 31, 2017, compared to $12.82 million for the same period of last year.

Net loss

Net losses were $23.72 million and $13.18 for the fiscal year ended December 31, 2017 and 2016, respectively. After the taking into account of the non-controlling interests, net losses attributable to SSLJ were $23.72 million or $0.59 per basic and diluted share, and $13.18 or $0.32 per basic and diluted share for the fiscal year ended December 31, 2017 and 2016, respectively. The net loss reflects the significant operational costs incurred due to rapid expansion including additional rent paid by new branches and expenses associated with setting up additional sales teams. During the year ended December 31, 2017, a net loss incurred mainly due to significant efforts devoted to advertising activities in the second quarter of 2017 to promote our home furnishing service together with increased effort in building up the research and development department so as to develop more smart home products to widen our products range which are sold through online stores and distributors.

Financial Condition

As of December 31, 2017, the Company had cash and cash equivalents of $1.01 million, compared to $0.08 million as of December 31, 2016. Net cash used in operating activities was $22.04 million for the fiscal year ended December 31, 2017 which was primarily attributable to a net loss of approximately $23.7 million, compared to $13.18 million for the same period of last year. Net cash used in investing activities was $3.26 million for the fiscal year ended December 31, 2017 which was primarily attributable to $2.6 million spending on leasehold improvements for the office building and new branches, compared to $6.19 million for the same period of last year. Net cash provided by financing activities was $25.83 million for the fiscal year ended December 31, 2017, compared $15.61 million for the same period of last year. The increase in mainly due to capital contribution from shareholders in fiscal 2017.

Recent Updates

On February 22, 2018, the Company announced that it has entered into a strategic cooperation agreement with Tianmen Han Da Technology Co., Ltd. ("Han Da"), a leading construction and e-commerce platform company in China, on February 22, 2018 (the "Effective Date"). Han Da also awarded the Company a RMB110 million (approximately US$17.3 million) contract for the decoration design and construction of Han Da's Tianmen commercial project. Pursuant to this strategic cooperation agreement, SSLJ is now the featured contractor to handle the decoration design and construction of Han Da's projects including the Tianmen commercial project. The total construction and decoration area of the Tianmen commercial project of up to 110,000 square meters includes 724 luxury residential units, 30 ground floor stores as well as an 8,000-square-meter-large Agricultural Products Exhibition Center. The Tianmen commercial project is tentatively scheduled to commence prior to June 30, 2018.

On February 12, 2018, the Company announced that it has entered into a strategic cooperation framework agreement with Hubei Rural Credit Cooperatives ("HBRCC"). HBRCC is the largest federal credit union located in the Hubei province of China. HBRCC is responsible for establishing financing platforms to enhance cooperation between parties in investment and financing to support business development and improve both parties' overall competitiveness. It is comprised of 68 individual credit unions and has more than 27,000 employees, 70 million accounts, and 2,103 outlets. HBRCC has more than 30 million customers, it has extended loans to over 3 million farmers, and it provides clearing and settlement services to around 70% of the rural areas in the province.

On February 6, 2018, the Company announced that it has entered into a strategic cooperation agreement with JD.com (NASDAQ: JD) ("JD"), the largest e-commerce company and largest retailer in China, through JD's subsidiary Beijing JD Century Trading Co., Ltd.

On February 5, 2018, the Company announced that its Class A ordinary shares would commence trading on The Nasdaq Capital Market on February 5, 2018 under the ticker symbol "SSLJ." To celebrate the Company's Nasdaq listing, the Company participated in the Opening Bell Ceremony at the Nasdaq MarketSite at Times Square in New York City on February 5, 2018.

In two closings, on January 31, 2018 and February 2, 2018, the Company completed its initial public offering (“IPO”) of

4,000,000 of its Class A ordinary shares at $5 per share for a total of $20,000,000 in gross proceeds before expenses and underwriting commissions. The Company’s Class A ordinary shares began trading on February 5, 2018 on the NASDAQ Capital Market under the ticker symbol “SSLJ”.

About SSLJ.com Limited

SSLJ.com Limited is a pioneer in the vertically integrated O2O home decoration service and product market with one of the largest market shares in China. The Company provides customers with a convenient, full-service, one-stop solution for their homes' interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. The Company has 9 branch companies and 12 sales offices in 10 cities, which are Beijing, Shanghai, Shenzhen, Wuhan, Suzhou, Hefei, Zhengzhou, Tianjin, Chengdu, Xi'an. For more information, please visit http://www.sslj.com/

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact:

Ms. Wing Chuen Rhoda Lau, CFO

SSLJ.com Limited
Phone: +8627-8366-8638
Email: ir@sslj.com

Investor Contact:

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

 SSLJ.COM LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2017	December 31, 2016
ASSETS
CURRENT ASSETS:
Cash	$1,007,269	$76,048
Accounts receivable, net	367,935	89,587
Inventories	2,375,607	3,043,242
Advances to suppliers	781,321	630,369
Prepaid rent	915,990	595,116
Other receivables	559,226	191,647
Short-term deposits	116,855	150,131
Refundable value added tax credits	966,310	-
Other current assets	747,248	111,483
TOTAL CURRENT ASSETS	7,837,761	4,887,623

Property and equipment at cost, net of accumulated depreciation	11,099,501	8,666,441
Long-term deposits	496,098	653,401
Other long-term assets	16,915	118,138

TOTAL ASSETS	$19,450,275	$14,325,603

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$2,352,077	$922,260
Advance from customers	37,141	-
Advance from customers – related party	38,422	-
Deferred revenue	4,880,481	5,081,609
Taxes payable	99,673	10,062
Deferred rent	76,492	38,108
Accrued expenses and other current liabilities	1,754,773	1,084,282
TOTAL CURRENT LIABILITIES	9,239,059	7,136,321

Long-term shareholders loan	9,981,686	6,988,023
Deferred rent	109,002	79,444

TOTAL LIABILITIES	19,329,747	14,203,788

COMMITMENTS

EQUITY:
Class A ordinary shares, $0.00125 par value; 60,000,000 shares authorized; 4,361,360 shares issued and outstanding as of December 31, 2017 and 2016 *	5,452	5,452
Class B ordinary shares, $0.00125 par value; 39,000,000 shares authorized; 35,638,640 shares issued and outstanding as of December 31, 2017 and 2016 *	44,548	44,548
Additional paid in capital	38,145,250	14,762,408
Accumulated deficit	(38,819,083)	(15,096,775)
Accumulated other comprehensive income	726,543	406,182
TOTAL SHAREHOLDERS’ EQUITY	102,710	121,815
Non - controlling interest	17,818	-
TOTAL EQUITY	120,528	121,815
TOTAL LIABILITIES AND EQUITY	$19,450,275	$14,325,603

* Retrospectively restated for effect of stock reverse split and reclassification of ordinary shares

SSLJ.COM LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For The Years Ended December 31,
	2017	2016	2015

REVENUE	$16,323,597	$5,421,288	$444,169

COST OF REVENUE
Cost of product and services	14,874,211	4,731,226	367,600
Business and sales related taxes	36,035	84,031	27,805

GROSS PROFIT	1,413,351	606,031	48,764

OPERATING EXPENSES
General and administrative expenses	4,610,024	2,363,945	1,261,980
Selling expenses	19,095,391	10,539,153	656,113
Research and development expenses	1,246,615	520,415	-
Total operating expenses	24,952,030	13,423,513	1,918,093

LOSS FROM OPERATIONS	(23,538,679)	(12,817,482)	(1,869,329)

OTHER INCOME (EXPENSE)
Subsidy income	-	-	44,432
Other income	30,591	5,462	463
Other expense	(201,365)	(364,748)	(8,677)
Total other income (expense)	(170,774)	(359,286)	36,218

LOSS BEFORE INCOME TAXES	(23,709,453)	(13,176,768)	(1,833,111)

PROVISION FOR INCOME TAXES	10,496	-	16,563

NET LOSS	$(23,719,949)	$(13,176,768)	$(1,849,674)
Less: net income attributable to non - controlling interest	2,359	-	-
NET LOSS ATTRIBUTABLE TO SSLJ.COM	(23,722,308)	(13,176,768)	(1,849,674)

OTHER COMPREHENSIVE LOSS
Foreign currency translation gain (loss)	320,752	508,048	(94,639)
COMPREHENSIVE LOSS	$(23,399,197)	$(12,668,720)	$(1,944,313)
Less: comprehensive income attributable to non - controlling interest	2,750	-	-
	(23,401,947)	(12,668,720)	(1,944,313)
Losses Per Share Attributable to SSLJ.com Shareholders
Basic and diluted	$(0.59)	$(0.32)	$(0.05)

Weighted Average Number of Shares
Basic and diluted*	40,000,000	40,000,000	40,000,000

* Retrospectively restated for effect of stock reverse split and reclassification of ordinary shares

SSLJ.COM LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(23,719,949)	$(13,176,768)	$(1,849,674)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,474,064	721,839	76,210
Bad debt provision	31,454	3,829	-
Provision for inventory	-	7,276	-
Changes in operating assets and liabilities:
Accounts receivable	(274,102)	(91,407)	(6,468)
Advances to suppliers	(124,080)	(462,182)	(209,832)
Inventories	840,241	(2,942,395)	(262,247)
Other receivables, net	(377,871)	(59,118)	(94,402)
Prepaid rent	392,844	(463,125)	(169,520)
Short-term deposits	41,779	(130,668)	(28,009)
Long-term deposits	(469,409)	(510,273)	(184,214)
Refundable value added tax credits	(930,544)	-	-
Other current assets	(509,131)	66,656	(195,399)
Accounts payable	1,317,096	866,571	103,925
Advances from customers	35,766	-	-
Advances from customers- related parties	37,000	-	-
Deferred revenue	(523,166)	4,765,294	582,723
Deferred rent	57,805	122,772	107
Taxes payable	85,641	(76,245)	91,147
Accrued expenses and other current liabilities	575,370	778,042	358,949
NET CASH USED IN OPERATING ACTIVITIES	(22,039,190)	(10,579,902)	(1,786,704)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(3,255,146)	(6,076,036)	(4,035,354)
Payments for construction in progress	-	(115,897)	-
NET CASH USED IN INVESTING ACTIVITIES	(3,255,146)	(6,191,933)	(4,035,354)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from shareholders’ loan	9,626,917	4,105,698	6,573,785
Repayment of shareholders’ loan	(7,182,456)	-	-
Capital contribution from shareholders	23,382,842	11,501,028	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	25,827,303	15,606,726	6,573,785

EFFECT OF EXCHANGE RATE CHANGE ON CASH	398,254	519,740	(30,451)

NET INCREASE (DECREASE) IN CASH	931,221	(645,369)	721,276

CASH-beginning of year	76,048	721,417	141

CASH-end of year	1,007,269	$76,048	$721,417

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid during the year for:
Income tax	$10,496	$-	$16,563
Non-cash investing activities:
Transfer from prepayment on property and equipment to fixed assets	$-	$2,714,422	$-